Exhibit 5.1

e-mail:
apaizes@applebyglobal.com

MK Arizona Corp. 333 Sandy Springs Circle Suite 223 Atlanta, GA 30328 Tel: (404) 257 9150	direct dial: Tel: +1 345 814 2953 Fax: +1 345 949 4901
appleby ref:
AGP/dem/00041.014

11 May 2009

Dear Sirs

Pypo China Holdings Limited (the “Company” or “MK Cayman”)

This opinion as to Cayman Islands law is addressed to you in connection with (i) the merger of Middle Kingdom Alliance Corp. (“MK Delaware”) a Delaware corporation and MK Arizona Corp. (“MK Arizona”) an Arizona corporation (the “Merger”), (ii) the continuation of MK Arizona into the Cayman Islands as an exempted company limited by shares under the name of “Pypo China Holdings Limited” (“MK Cayman”) (the “Continuation”) and (iii) the subsequent share exchange between MK Cayman and Pypo Digital Company Limited (“Pypo Cayman”) (the “Share Exchange”) pursuant to the terms of the Share Exchange Agreement. The Company has requested that we provide this opinion which is required in connection with a Form S-4 Registration Statement filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, in connection with the Share Exchange Agreement (“Registration Statement”).

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (“Documents”). Unless otherwise defined herein, capitalised terms have the meanings assigned to them in the Share Exchange Agreement.

Assumptions

In stating our opinion we have assumed:

(a)	the authenticity, accuracy and completeness of all the Documents submitted to us and other documents examined by us as originals and the conformity to authentic original documents of all Documents submitted to us and other such documents examined by us as certified, conformed, notarised, faxed, scanned or photostatic copies;

(b)	the genuineness of all signatures on the Share Exchange Agreement;

(c)	that the Merger, Continuation and Share Exchange transactions will be consummated in accordance with the terms of the documents pertaining thereto, without any waiver or breach of any material terms or provisions thereof, and that such transactions will be effective under applicable law;

(d)	that all MK Cayman shares which are in issue prior to completion of the Continuation are duly authorised and validly issued as fully paid and non-assessable shares under the laws of Arizona;

(e)	that any units, warrants or purchase option units of MK Cayman which are in issue prior to completion of the Continuation are duly issued units, warrants or purchase option units, as the case may be, and that such units, warrants or purchase option units constitute the legal, valid and binding obligations of the company in accordance with the laws of Arizona;

(f)	that any representation, warranty or statement of fact or law, other than as to the laws of Cayman Islands, made in any of the Documents is or will be true, accurate and complete;

(g)	that the Share Exchange Agreement constitutes the legal, valid and binding obligations of each of the parties thereto under the laws of its jurisdiction of incorporation or its jurisdiction of formation;

(h)	that the Share Exchange Agreement has been validly authorised, executed and delivered by or on behalf of each of the parties thereto, and the performance thereof is within the capacity and powers of each such party thereto, and that each such party to which the such document was purportedly delivered has actually received and accepted delivery of such document;

(i)	that there are no provisions of the laws or regulations of any jurisdiction other than the Cayman Islands which would be contravened by the execution or delivery of the Share Exchange Agreement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Share Exchange Agreement is required to be performed or taken in any jurisdiction outside the Cayman Islands, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

(j)	that there are no matters of fact or law (other than matters of Cayman Islands law) affecting the enforceability of the Share Exchange Agreement that have arisen since the execution of the Share Exchange Agreement, which would affect the opinions expressed herein.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

1.	Based on the aforementioned assumptions and the operation of Part XII of the Companies Law, MK Cayman from the time of its continuance as an exempted company under the laws of the Cayman Islands, shall be a company limited by shares duly registered by way of continuance as an exempted company and existing under the laws of the Cayman Islands. Upon completion of the Continuation, MK Arizona will continue as a body corporate for all purposes as if incorporated and registered as an exempted company under and subject to the Companies Law (2007 Revision) (the “Companies Law”) under the name of “Pypo China Holdings Limited”.

2.	The MK Cayman Shares in issue upon completion of the Continuation in accordance with the terms of the Share Exchange Agreement once entered in the Register of Members of MK Cayman,

will have been duly authorised and validly issued as fully paid and non-assessable shares in the capital of MK Cayman registered in the name of those shareholders (the “MK Cayman Shareholders”) appearing therein holding that number of MK Cayman Shares as set out opposite their names.

3.	The MK Cayman Shares when issued upon completion of the Share Exchange in accordance with the terms of the Share Exchange Agreement and upon entry in the Register of Members of MK Cayman, will be duly authorised and validly issued as fully paid and non-assessable shares in the capital of MK Cayman registered in the name of the Pypo Shareholders as set forth in Schedule B of the Share Exchange Agreement holding that number of MK Cayman Shares as set out opposite their names.

4.	The MK Cayman Shares when issued pursuant to the exercise of the units or warrants of MK Cayman upon completion of the Continuation in accordance with the terms of such units or warrants, upon entry in the Register of Members of MK Cayman, will be duly authorised and validly issued as fully paid and non-assessable shares in the capital of MK Cayman.

5.	Upon completion of the Continuation, each of the warrants, units, and purchase option units described in the Registration Statement will constitute legal, valid and binding obligations of MK Cayman, enforceable against it in accordance with their terms.

Reservations

We have the following reservations:

(a)	The term “enforceable” as used in this opinion means that there is a way of ensuring that each party performs an agreement or that there are remedies available for breach.

(b)	We express no opinion as to the availability of equitable remedies such as specific performance or injunctive relief, or as to any matters which are within the discretion of the courts of the Cayman Islands in respect of any obligations of MK Cayman as set out in the Share Exchange Agreement. In particular, we express no opinion as to the enforceability of any present or future waiver of any provision of law (whether substantive or procedural) or of any right or remedy which might otherwise be available presently or in the future under the Share Exchange Agreement.

(c)	Enforcement of the obligations of MK Cayman under the Share Exchange Agreement may be limited or affected by applicable laws from time to time in effect relating to bankruptcy, insolvency, liquidation, reorganisation or fraudulent dispositions or any other laws or other legal procedures affecting generally the enforcement of creditors’ rights. Claims may become subject to the defence of set off or to counter claims.

(d)	Enforcement of the obligations of MK Cayman may be the subject of a statutory limitation of the time within which such proceedings may be brought.

(e)	We express no opinion as to any law other than Cayman Islands law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except the Cayman Islands. This opinion is limited to Cayman Islands law as applied by the Courts of the Cayman Islands at the date hereof.

(f)	Where an obligation is to be performed in a jurisdiction other than the Cayman Islands, the courts of the Cayman Islands may refuse to enforce it to the extent that such performance would be illegal under the laws of, or contrary to public policy of, such other jurisdiction.

(g)	We express no opinion as to the validity, binding effect or enforceability of any provision incorporated into any of the Share Exchange Agreement by reference to a law other than that of the Cayman Islands, or as to the availability in the Cayman Islands of remedies which are available in other jurisdictions.

(h)	The Cayman Islands Grand Court Rules 1995 expressly contemplate that judgements may be granted by the Grand Court of the Cayman Islands in currencies other than Cayman Islands dollars or United States dollars. Such Rules provide for various specific rates of interest payable upon judgement debts according to the currency of the judgement. In the event MK Cayman is placed into liquidation, the Grand Court is likely to require that all debts are converted (at the official exchange rate at the date of conversion) into and paid in a common currency which is likely to be Cayman Islands or United States dollars.

(i)	The courts of the Cayman Islands are likely to award costs and disbursements in litigation in accordance with the relevant contractual provisions in the Share Exchange Agreement. There is some uncertainty, however, with regard to the recoverability of post-judgement costs which, if recoverable at all, are likely to be limited to an amount determined upon taxation or assessment of those costs pursuant to the Grand Court Rules 1995. In the absence of contractual provisions as to costs, the reasonable costs (as determined by taxation as aforesaid) of the successful party will normally be recoverable, subject to the limits laid down in guidelines made under such Rules as to the type and amount of fees and expenses that may be recovered. Such orders are in the discretion of the court and may be made to reflect particular circumstances of the case and the conduct of the parties.

(j)	Where a person is vested with a discretion or may determine a matter in his or its opinion, such discretion may have to be exercised reasonably or such an opinion may have to be based on reasonable grounds.

(k)	To be enforceable in the courts of the Cayman Islands, stamp duty will be chargeable on agreements such as the Share Exchange Agreement in the sum of CI$2.00;

Ad valorem stamp duty is payable within 45 days of execution or, if executed outside of the Cayman Islands, within 45 days of an executed, completed and delivered original of such document being brought into the Cayman Islands, for example, for enforcement. Otherwise stamp duty is payable on execution in order to avoid penalties if such document is to be admitted in evidence in a Cayman Islands court.

(l)	Any provisions purporting to create rights in favour of, or obligations on, persons who are not party to the Share Exchange Agreement may not be enforceable by or against such persons.

(m)	Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum or Articles of Association of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to the company.

(n)	With respect to this opinion, we have relied upon statements and representations made to us in the Officer’s Certificates provided to us by an authorised officer of MK Delaware and MK Arizona for the purposes of this opinion. We have made no independent verification of the matters referred to in the Officer’s Certificates, and we qualify our opinion to the extent that the statements or representations made in the Officer’s Certificates are not accurate in any respect.

Disclosure

This opinion is rendered at the request of and solely for the benefit of Middle Kingdom, MK Arizona Corp. and Pypo China Holdings Limited and their respective security holders in connection with the above matters. This opinion is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority. Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of this opinion (including discussion of this opinion) and reference to our firm name in the prospectus forming part of the Registration Statement under the caption “Legal Matters.”

This opinion is governed by and is to be construed in accordance with Cayman Islands law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than the Cayman Islands.

Yours faithfully

/s/ Appleby

Appleby

SCHEDULE

1.	An Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom Alliance Corp, MK Arizona Corp, Pypo Digital Company Limited, Beijing Pypo Technology Group Company Limited, Pypo Holdings (HK) Company Limited, Arch Digital Holdings Limited and Capital Ally Investments Limited dated 5 September 2008 and the annexes, exhibits and schedules thereto (the “Share Exchange Agreement”).

2.	The S-4 Registration Statement as filed with the Securities and Exchange Commission on 15 September 2008.

3.	Drafts of the Memorandum and Articles of Association of MK Cayman attached as Exhibit F to the Share Exchange Agreement (collectively referred to as the “Constitutional Documents”).

4.	An Officers Certificate (“MKD Officer’s Certificate”) dated 9 May 2009 and signed by a Director of MK Delaware.

5.	An Officers Certificate (“MKA Officer’s Certificate” dated 9 May 2009 and signed by a Director of MK Arizona.

(The MKD Officer’s Certificate and the MKA Officer’s Certificate are collectively referred to as the “Officer’s Certificates”)